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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MGI PHARMA, INC.
(Name of Subject Company)

MGI PHARMA, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

552880106
(CUSIP Number of Class of Securities)

Eric P. Loukas
Executive Vice President, Chief Operating Officer,
General Counsel and Corporate Secretary
MGI PHARMA, INC.
5775 West Old Shakopee Road, Suite 100
Bloomington, Minnesota 55437-3174
(952) 346-4700
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:
Asher M. Rubin
Glenn C. Campbell
William I. Intner
Hogan & Hartson L.L.P.
111 S. Calvert Street—Suite 1600
Baltimore, Maryland 21202
(410) 659-2700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 21, 2007 (the "Schedule 14D-9") with the Securities and Exchange Commission (the "SEC") by MGI PHARMA, INC., a Minnesota corporation (the "Company"). The Schedule 14D-9 relates to the offer by Jaguar Acquisition Corp. ("Offeror"), a Minnesota corporation and an indirect wholly-owned subsidiary of Eisai Co., Ltd., a corporation organized under the laws of Japan ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (including the associated rights to purchase Series A Junior Participating Preferred Stock of the Company, the "Shares") at a purchase price of $41.00 per Share, net to the holder thereof in cash, without interest and subject to the applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2007, as amended or supplemented from time to time, and the related Letter of Transmittal.

        Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

        Item 8 is hereby amended and supplemented as follows:

  (1)
  The second paragraph under the heading Antitrust is deleted and replaced with the following paragraph.

            Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material made by either the FTC or the Antitrust Division prior to that time. The Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Offeror's purchase of Common Stock in the Offer and the Merger on December 20, 2007. Offeror filed a Premerger Notification and Report Form with the FTC and the Antitrust Division with respect to its purchase of Common Stock in the Offer on December 19, 2007. Offeror voluntarily withdrew its filing of the Premerger Notification and Report Form on January 2, 2008 and re-filed such form with the Antitrust Division and the FTC on January 3, 2008. As a result, the waiting period under the HSR Act with respect to the acquisition of Shares in the Offer will expire at 11:59 p.m., New York City time, on Friday, January 18, 2008, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material made by either the FTC or the Antitrust Division. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Offeror, then the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance with that request by the Offeror. Only one extension of the waiting period pursuant to a request for additional information or documentary material is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Parent or Offeror's consent. The FTC or the Antitrust Division may terminate the waiting period even before the Offeror has complied with the request for additional information or documentary material and the FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

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  (2)
  The following two paragraphs are added as the last two paragraphs of the Item under the heading Legal Proceedings.

            On December 28, 2007, a second putative shareholder class action lawsuit was filed by a single plaintiff against the Company, members of the Company's board of directors (the "MGI PHARMA Board") and Parent in the District Court of Hennepin County, Minnesota. The action, styled Judith Dreyer v. MGI PHARMA, INC., et al., alleges, among other things, that members of the MGI PHARMA Board violated their fiduciary duties of due care, loyalty, candor, good faith, independence and fair dealing and allegedly failed to maximize value for the Company's shareholders by entering into the Merger Agreement with Offeror and Parent. The action also alleges that Parent aided and abetted the members of the MGI PHARMA Board in breaching their fiduciary duties. The sole plaintiff seeks to enjoin the acquisition of the Company by the Offeror and Parent.

            The Company believes the allegations of this plaintiff's complaint are entirely without merit and defendants intend to vigorously defend this action. Even a meritless lawsuit, however, may carry with it the potential to delay consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 21, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).
(a)(1)(F)	Press Release issued by Company on November 29, 2007 announcing that it was exploring possible strategic alternatives.*
(a)(1)(G)	Press Release issued by Parent and the Company on December 10, 2007 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on December 11, 2007).
(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to the Schedule 14D-9).*
(a)(2)	Letter to Shareholders from the President and Chief Executive Officer of MGI PHARMA, INC., dated December 21, 2007.*
(a)(5)(A)	Opinion of Lehman Brothers, Inc. to the Board of Directors of MGI PHARMA, INC., dated December 10, 2007 (incorporated by reference to Annex II attached to the Schedule 14D-9).*

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(a)(5)(B)	Complaint filed by L.A. Murphy in the Fourth Judicial District Court of the State of Minnesota, County of Hennepin, on December 14, 2007.*
(a)(5)(C)	Complaint filed by Judith Dreyer in the Fourth Judicial District Court of the State of Minnesota, County of Hennepin, on December 28, 2007.**
(e)(1)
Agreement and Plan of Merger, dated December 10, 2007, between MGI PHARMA, INC., a Minnesota corporation, Eisai Co., Ltd., a Japan corporation, and Jaguar Acquisition Corp., a Minnesota corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 11, 2007).
(e)(2)
Form of Termination Agreement, between MGI PHARMA, INC. and each of its Executive Officers (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007).
(e)(3)	Retention Agreement, dated December 15, 2007, between Leon O. Moulder, Jr. and Eisai Corporation of North America.*
(e)(4)	Retention Agreement, dated December 15, 2007, between Mary Lynne Hedley and Eisai Corporation of North America.*
(e)(5)	Confidentiality Agreement, dated September 27, 2007, between MGI PHARMA, INC. and Eisai Co., Ltd.*
(e)(6)	Amendment No. 2 to Rights Agreement, dated December 20, 2007, to the Rights Agreement, dated July 14, 1998, between the Company and Norwest Bank, Minnesota, N.A. (now Wells Fargo Bank, N.A.).*

*
Previously filed.

**
Filed herewith.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGI PHARMA, INC.
Date: January 3, 2008	By:	/s/ ERIC P. LOUKAS
		Name:	Eric P. Loukas
		Title:	Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary

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